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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934

                         Physician Support Systems Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   71940V-10-5
                                 (CUSIP Number)

 The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



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                                  SCHEDULE 13G

CUSIP No. 71940V-10-5                                                Page 2 of 4

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Hamilton F. Potter III

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [ ]
                                                          (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

           NUMBER OF                5.      SOLE VOTING POWER
            SHARES                          504,000   5.5%
         BENEFICIALLY            ----------------------------------------------
           OWNED BY                 6.      SHARED VOTING POWER
             EACH                           0
           REPORTING             ----------------------------------------------
            PERSON                  7.      SOLE DISPOSITIVE POWER
             WITH                           504,000   5.5%
                                 ----------------------------------------------
                                    8.      SHARED DISPOSITIVE POWER
                                            0

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        504,000

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        5.5%

12.     TYPE OF REPORTING PERSON
        IN



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                                  SCHEDULE 13G

CUSIP No. 71940V-10-5                                                Page 3 of 4

Item 1(a)      Name of Issuer:
               Physician Support Systems, Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices:
               P.O. 127
               Landisville, PA 17538

Item 2(a)      Name of Person(s) Filing:
               Hamilton F. Potter III

Item 2(b)      Address of Principal Business Office:
               P.O. 127
               Landisville, PA 17538

Item 2(c)      Citizenship
               United States

Item 2(d)      Title of Class of Securities:
               Common Stock of Physician Support Systems, Inc.

Item 2(e)      CUSIP Number
               71940V-10-5

Item 3         The person(s) filing is (are):
               Inapplicable

Item 4(a)      Amount Beneficially Owned
               504,000 shares of Common Stock of Physician Support Systems, Inc.

Item 4(b)      Percent of Class
               5.5%

Item 4(c)      Number of shares as to which such person has:

               (i)   sole power to vote or direct the vote:  504,000
               (ii)  shared power to vote or to direct the vote:  0
               (iii) the sole power to dispose of or to direct the disposition of:  504,000
               (iv)  shared power to dispose of or to direct the disposition of:
                     0

Mr. Potter does not currently possess any rights to acquire additional shares of Physician Support Systems, Inc.'s Common Stock.



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                                  SCHEDULE 13G

CUSIP No. 71940V-10-5                                                Page 4 of 4

Item 5.        Ownership of Five Percent or Less of a Class
               Inapplicable.

Item 6.        Ownership of More than 5% on Behalf of Another Person.
               Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
               Inapplicable.

Item 8.        Identification and Classification of Members of the Group
               Inapplicable.

Item 9.        Notice of Dissolution of the Group
               Inapplicable.

Item 10.       Certification
               Inapplicable.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           Date:  February 14, 1997

                                           Signature:/s/ Hamilton F. Potter III
                                                     --------------------------
                                           Name/Title:  Hamilton F. Potter III